Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: December 1, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 29, 2021, Forbes published an article discussing Planet becoming a publicly-traded company via its business combination with dMY IV. The below tweet was sent by Will Marshall, Planet’s co-founder and CEO, on November 30.

Will Marshall @Will4Planet Getting pretty excited to be listing @Planet on @NYSE next week!!! Thx @Patrick Moorhead for this @Forbes piece! A great summary for folks as we head to New York! Gulp: “I believe it has the most potential of any company to be the next Big Tech” $DMYQ @Patri... Nov 29 Patrick Moorhead @ #SnapDragonSummit #relnvent A few thoughts on @Planet before it goes public. $DMYQ forbes.com/sites/patrickm... 11:26 AM - Nov 30, 2021 - Twitter Web App

Forbes

The Past And Present Are Telling Of The Future, So What’s Next For Planet?

Senior Contributor: Patrick Moorhead

A selection of Dove builds ranging from Build 1 to Build 12. PLANET

Don’t blink, or you will miss the next big thing from Planet Labs, and just as the past ten years have been exciting for the company, I believe the next ten years have the potential to be even more disruptive

As Planet becomes a publicly-traded company in the coming weeks, I want to talk about what’s next for Planet. It is no secret that the past and the present predict the future, and I want to look at what Planet has done in the past and what it’s doing currently to get an idea of how going public will accelerate Planet’s existing leadership. I want to start with the market competition.

Competition

While having a monopoly on markets is frowned upon when larger companies have them, it is always interesting how companies come to have a monopoly on a market. Planet got a massive head start and never took its foot off the accelerator.

(24) KA Planet Daily, Global Scanning • Revolutionary Largest Fleet 10x competition Most Daily Area Coverage - 100x competition One-to Many Model • Uniquely Scalable DATA SCALE Compared to the earth SPACE BUSINESS SCALE Compared to other earth Observation SPAC

Competitive slide from Planet’s September investor day PLANET

Planet Labs routinely images 300 million square kilometers of Earth’s landmass every 24 hours. It has the largest fleet of satellites with 200 satellites in orbit, eclipsing its closest competitors by the size of about ten to twenty times.

Based on our analysis, Planet could be five to seven years ahead of any competition and is currently the only company to offer such a robust big data and analytics service. My company Moor Insights and Strategy, recently wrote a research paper which you can read here. I also had the chance to sit down with the CEO of Planet, Will Marshall, and the CEO of dMY Technology Group inc. Niccolo de Masi, which you can read about here and watch here.

Past Acquisitions

I would like to highlight some key acquisitions that Planet has made over the past couple of years for a few reasons. One reason is that it shows the growing success of Planet and its ability to fill in technologies that complement its service, almost like a bingo card that always aims vertically. Some companies have the muscle for M&A and some don’t. The other reason is to show that when Planet goes public, it will be able to make these acquisitions on a grander stage.

Going public will give Planet the funds it needs to make strategic growth plays, including acquisitions of smaller software and electronic companies to increase its sales force and potentially double its software engineering headcount.

Consolidated Revenue($in millions) Fiscal Year Ended January 31 $113 $96 27% CAGR $73 $66 $43 CY16 CY17 CY18 FY20 FY21

Planet’s revenue growth since 2016 has been 27% CAGR. PLANET

In 2017, Planet Labs acquired Terra Bella from Google, which added high-resolution data to its products. This deal to acquire Terra Bella opened Planet up to access new customers and emerging markets. The new satellites were complementary to Planets already existing satellites under its agile aerospace model. What is unique about this acquisition is that it accelerated Planet’s growth into other verticals while keeping Planet disciplined in its vision. SkySat, Terra Bella’s high-resolution fleet of seven satellites, enabled Planet to exceed its revenue goals in 2016.

San Francisco Bay, captured on December 27, 2016. PLANET

Similarly, Planet acquired Boundless in 2018, a geospatial software solutions company, to expand its commercial business with the U.S. government and commercial agriculture clients. The acquisition expanded Planet’s already existing business with the U.S. Government. Planet’s growth was not in a new or future market, rather expanded Planet’s already existing offerings.

Planet’s most recent acquisition of VanderSat follows its growth in providing Earth data and analytics. VanderSat provides Earth data and analytics through satellite data provided by NASA, ESA, and JAXA, reporting on key insights to the Earth’s surface. VanderSat’s value is at the upper end of the stack for Planet’s vertical markets. It falls in line with Planet’s one-for-many value proposition. The acquisition of VanderSat comes with the mindset that it will expand Planet’s position in the agriculture vertical while also maturing other smaller verticals. Like the bingo analogy before, VanderSat is at the upper end of the bingo card.

These three acquisitions are not the only business plays that Planet has made over the past ten years, but it does highlight the strategic expansion of Planet to put it in the monopoly position it is in today. The net-net is that Planet knows how to acquire and integrate and will have the funds to make even larger and even more acquisition in the future. With Planet holding a monopoly on satellite imagery, there is plenty of room to grow for this 800lb gorilla.

Customer testimonies

While company acquisitions played a significant role in Planet’s growth, its first mover advantage, agile aerospace strategy, its one-to-many value proposition, and its business model of scalable Earth data and analytics brings it to where it is today and where it will be tomorrow.

If you haven’t already, I recommend going back and reading Moor Insights & Strategy and Strategy’s research paper linked above and my interview with Planet and dMY to understand Planet’s agile aerospace development process, one-to-many value proposition, and its business model of scalable Earth data and analytics. Planet’s agile aerospace is what allowed Planet to design and build a fleet of satellites ten times larger than any competitor. Its one-to-many value proposition allows Planet to provide a subscription service to a diverse and growing customer base because of Planet’s understanding that Earth data and analytics are valuable to more vertical markets than one. Planet also understands that it is a data company first and an aerospace company second, allowing it to be unmatched in both the data space and aerospace space. In our age where every business is going through a digital transformation, Planet’s subscription service runs alongside these transforming and scalable businesses.

One customer testimony to the invaluable Earth data Planet provides is in the vertical and digitally transforming vertical agriculture market. Planet’s partner Granular, an agricultural technologies company that provides data insights to farmers leverages Planet’s high-frequency PlanetScope imagery in its Granular Insights solution. Granular says it uses PlanetScope to analyze the health of crops during the growing season, notifying farmers of in-field change to better direct farmers when there are deviations from expected crop growth. One fascinating aspect of this Earth data and analytics utilization is that farmers never asked for this technology. The data and analytics are invaluable to the farmers and increase their crop yields by a significant amount.

Granular Directed Scouting is Granular’s solution with satellite imagery. GRANULAR

Another market that can utilize Planet’s Earth data and analytics is the financial and insurance market. In 2017, Planet was able to show a birds-eye view of the impact of Hurricane Harvey floods on the Motiva Refinery in Texas that was stalling gas production. This information allowed hedge funds, asset managers and private equity firms to anticipate the market and make better investment decisions based on the impact of the hurricane on gas production. Planet’s involvement in the Insurance and financial market shows how Earth data and analytics is valuable to more vertical markets than we might think. It is similar to when 3G Network came to the table, and many wondered what would come of all this data, then visionaries made something of it. Similarly, there is an abundant amount of Earth data to be utilized, and Planet is continuing to learn of the different markets to jump into.

SEP 19, 2017 A comparison between May 1 2017. September 1, 2017 and September 19, 2017 shows the impact of Hurricane Harvey floods on the Motiva Refinery, TX, stalling gasoline production

Picture of the Motiva Refinery, TX on September 19, 2017. PLANET

To put into perspective the potential of Planet’s Earth data, in the past half-decade, Planet’s Earth data has contributed to over 1,500 academic publications. Dr. Joseph Mascaro, Director of Science Programs at Planet, said, “These users—many of them undergraduate and graduate students—are helping to realize our founding intent to use space to help life on Earth.” What is not included in Planet’s blog is the various categories of academic research that utilize Planet data. Although it would be telling of the breadth of educational impact Planet’s data has, even more so I believe it would give us an idea of the number of markets Planet could potentially impact in the coming years.

Wrapping up

As Planet goes public, it will be exciting to see the accelerated growth of its already disruptive presence. It has made many strategic acquisitions in the past, and it has many innovative testimonies to show.

I believe it has the most potential of any company to be the next Big Tech, not only because of its financial potential but also for its scalable influence in various vertical markets. Planet looks to be poised to be the long-term beneficiary of winner takes most, if not winner takes all in the Earth data and analytics space.

Note: Moor Insights & Strategy co-op Jacob Freyman contributed to this article.

Important Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.